

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Darin Myman
Chief Executive Officer
DatChat, Inc.
204 Nielson Street
New Brunswick, NJ 08901

   Re: DatChat, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed March 31, 2023
     File No. 001-40729

Dear Darin Myman:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Richard Friedman